As Filed with the Securities and Exchange Commission on October 7, 2004

File No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VIRGINIA ELECTRIC AND POWER COMPANY

(Exact name of registrant as specified in its charter)

Virginia	4911	54-0418825
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

701 East Cary Street

Richmond, VA 23219

(804) 819-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Patricia A. Wilkerson, Vice President and Corporate Secretary

James P. Carney, Assistant Treasurer

701 East Cary Street

Richmond, VA 23219

(804) 819-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James F. Stutts Virginia Electric and Power Company 701 East Cary Street Richmond, VA 23219	D. Michael Jones McGuireWoods LLP 901 East Cary Street Richmond, VA 23219

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

CALCULATION OF REGISTRATION FEE (1)

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share to be registered (1)	Proposed maximum aggregate offering price	Amount of registration fee
2004 Series A 7.25% Senior Notes Due 2017	$105,800,000	100%	$105,800,000	$13,405

(1)	Estimated in accordance with Rule 457(f) solely for the purpose of calculating this registration fee.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

PROSPECTUS

VIRGINIA ELECTRIC AND POWER COMPANY

EXCHANGE OFFER

$105,800,000

2004 SERIES A 7.25% SENIOR NOTES DUE 2017

Exchange Offer	We are offering to exchange Senior Notes registered with the SEC for existing unregistered bonds we assumed when we acquired UAE Mecklenburg Cogeneration LP. The terms and conditions of the exchange offer are summarized below and more fully described in the prospectus. We will not receive any proceeds from this exchange offer, and we will pay all expenses associated with registering the Senior Notes.

Expiration Date	5:00 p.m. (New York City time) on , 2004, unless extended.

Withdrawal Rights	Any time before 5:00 p.m. (New York City time) on the expiration date.

New Senior Notes	The Senior Notes will have the same financial terms as the existing bonds and will otherwise be substantially similar. Interest on the Senior Notes will be payable on April 15 and October 15, beginning April 15, 2005. The Senior Notes will not contain transfer restrictions. We do not plan to list the Senior Notes on any securities exchange.

U.S. Federal Income Tax Considerations	We intend to take the position that the exchange of existing bonds for Senior Notes will not be an exchange taxable for U.S. federal income tax purposes, but you should read “FEDERAL INCOME TAX CONSIDERATIONS” for more information.

Use of Prospectus by Broker-Dealers	Each broker-dealer that receives Senior Notes for its own account in this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the Senior Notes. This prospectus, as amended and supplemented from time to time, may be used by a broker-dealer for resales of Senior Notes if the existing bond for which the Senior Notes are exchanged were acquired by the broker-dealer as a result of market-making or other trading activities. For more information, see “PLAN OF DISTRIBUTION.”

Investing in the Senior Notes involves risk. See “ Risk Factors” beginning on page 8.

We are relying on the position of the SEC staff in certain interpretive letters to third parties to remove transfer restrictions on the Senior Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission (SEC). Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and later information that we file with the SEC will automatically update or supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), until such time as all of the securities covered by this prospectus have been sold:

•	Annual Report on Form 10-K for the year ended December 31, 2003; and

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2004 and June 30, 2004.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Corporate Secretary

Virginia Electric and Power Company

120 Tredegar Street

Richmond, Virginia 23219

Telephone (804) 819-2000

This prospectus is part of a registration statement we have filed with the SEC under the Securities Act of 1933, as amended (the Securities Act). The registration statement, including exhibits, is available over the Internet at the SEC’s web site or may be read and copied at the SEC’s public reference room or the offices of the New York Stock Exchange.

FORWARD-LOOKING INFORMATION

We have included certain information in this prospectus which is “forward-looking information” as defined by the Private Securities Litigation Reform Act of 1995. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance or assumptions concerning matters discussed in this prospectus. This information, by its nature, involves estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statements.

Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our ability to control. We have identified a number of these factors in our most recent Quarterly Report on Form 10-Q under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors and Cautionary Statements That May Affect Future Results,” which is incorporated by reference in this prospectus, and we refer you to that report for further information.

The factors include weather conditions; governmental regulations; cost of environmental compliance; inherent risk in the operation of nuclear facilities; fluctuations in energy-related commodities prices and the effect these could have on our earnings, liquidity position, and the underlying value of our assets; trading counterparty credit risk; capital market conditions, including price risk due to marketable securities held as investments in trusts and benefit plans; fluctuations in interest rates; changes in rating agency requirements or ratings; changes in accounting standards; the risks of operating businesses in regulated industries that are becoming deregulated; transfer of control over our transmission facilities to a regional transmission entity; collective bargaining agreements and labor negotiations; and political and economic conditions (including inflation and deflation). Although we strive to mitigate market risk through our risk management activities, changes in commodity prices can have an adverse impact on our earnings and asset values. All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond our control. New factors emerge from time to time, and it is not possible to predict all such factors, nor can we assess the impact of each such factor on us.

Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made.

PROSPECTUS SUMMARY

In this prospectus, the words “Company,” “we,” “our” and “us” refer to Virginia Electric and Power Company, a Virginia corporation, and its subsidiaries.

THE COMPANY

We are a regulated public utility that generates, transmits and distributes electricity within a 30,000 square-mile area in Virginia and northeastern North Carolina. We have a power generation portfolio of approximately 18,000 megawatts. Operating as Dominion Virginia Power in Virginia and Dominion North Carolina Power in North Carolina, we serve approximately 2.2 million retail customer accounts and sell electricity at wholesale to rural electric cooperatives, power marketers, municipalities and other utilities. We buy and sell natural gas, electricity and other energy-related commodities through trading relationships beyond the geographic limits of our retail service territory. All of our common stock is owned by Dominion Resources, Inc. (Dominion), a fully integrated gas and electric holding company. Dominion manages our operations, together with those of Dominion’s other subsidiaries, along functional lines rather than by corporate entity.

Our address and telephone number are: Virginia Electric and Power Company, 701 East Cary Street, Richmond, Virginia 23219, Telephone (804) 819-2000.

Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
Twelve Months Ended June 30, 2004	2003	2002	2001	2000	1999
2.61	3.73	4.68	3.16	3.76	3.50

THE EXCHANGE OFFER

On August 18, 2004, in connection with our acquisition of UAE Mecklenburg Cogeneration LP (UAE), we assumed UAE’s outstanding obligations under its 7.25% Senior Secured Bonds due 2017 (the UAE Bonds). We are offering to exchange our 2004 Series A 7.25% Senior Notes for the UAE Bonds.

Terms of the Exchange

Following the scheduled principal payment date on October 15, 2004, $105,800,000 of the UAE Bonds will remain outstanding. We are offering to exchange equal principal amounts of our 2004 Series A 7.25% Senior Notes for all currently outstanding UAE Bonds. The Senior Notes will be issued under the Senior Indenture, dated as of June 1, 1998 (the Senior Indenture), between JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) and us. The Senior Notes will have the same financial terms as the UAE Bonds and will otherwise be substantially similar to the UAE Bonds, as they have been modified in connection with our assumption of them. The Senior Notes have been registered under the Securities Act and will not bear legends restricting their transfer. For a description of the differences between the UAE Bonds, as modified, and the Senior Notes, see “DESCRIPTION OF THE SENIOR NOTES—Differences with UAE Bonds.”

Interest on the Senior Notes

The Senior Notes will bear interest from October 15, 2004, the most recent date to which interest has been paid on the UAE Bonds. If your UAE Bonds are accepted for exchange, then you will receive interest on the Senior Notes and not on the UAE Bonds.

Resale of the Senior Notes

Based on SEC staff interpretations in no-action letters to third parties, we believe that the Senior Notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act so long as:

•	you are acquiring Senior Notes in the ordinary course of your business;

•	you are not participating, do not intend to participate and have no agreement or understanding with any person to participate, in a distribution of the Senior Notes;

•	you are not a broker or dealer who purchased UAE Bonds for resale under Rule 144A or any other available exemption under the Securities Act; and

•	you are not our “affiliate” (as defined in Rule 405 under the Securities Act).

If our belief is inaccurate and you transfer any Senior Notes without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration under the Securities Act, you may incur liability under the Securities Act. We do not assume or indemnify you against that liability.

Each broker-dealer that receives Senior Notes for its own account in this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the Senior Notes. The letter of transmittal to be used in connection with the exchange offer states that the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act by so acknowledging and delivering a prospectus. This prospectus, as amended and supplemented from time to time, may be used by a broker-dealer for resales of Senior Notes received in exchange for UAE Bonds if the UAE Bonds were acquired by the broker-dealer as a result of market-making or other trading activities. We will make this prospectus available to any broker-dealer for use in connection with any such resale for 90 days after the expiration date. For more information, see “PLAN OF DISTRIBUTION.”

Accepting the Exchange Offer

If you wish to exchange a UAE Bond, you must properly tender it in accordance with the terms described in this prospectus. We will exchange all UAE Bonds that are validly tendered, and not validly withdrawn, before the expiration date, subject to the conditions described under “THE EXCHANGE OFFER—Conditions to Exchange.” We will issue Senior Notes promptly after the expiration date.

Expiration Date

The expiration date of the exchange offer will be 5:00 p.m. (New York City time) on                     , 2004, unless extended.

Withdrawal Rights

You may withdraw your tender of UAE Bonds at any time before the expiration date.

Conditions

The exchange offer is not contingent on any minimum amount of UAE Bonds being tendered for exchange. We may terminate the exchange offer, or amend its terms, if we determine at any time that the exchange offer may violate any applicable law, regulation or interpretation of the SEC staff or if the registration statement of which this prospectus is a part is subject to any SEC stop order.

Procedures for Tendering Bonds

If you wish to tender your bonds, you must forward to the exchange agent before the expiration date

•	a properly completed and duly executed letter of transmittal, with any required signature guarantees, including all documents required by the letter of transmittal; or

•	if the UAE Bonds are tendered in accordance with the book-entry procedures described in this prospectus, an agent’s message instead of a letter of transmittal together with

•	your UAE Bonds; or

•	a timely book-entry confirmation of transfer of the UAE Bonds into the exchange agent’s account at The Depository Trust Company (“DTC”).

Alternatively, you may provide the documentation required by the guaranteed delivery procedures described in this prospectus before the expiration date.

Note to Beneficial Owners

If you are a beneficial owner of UAE Bonds that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian, you must contact the record holder promptly if you wish to participate in this exchange offer.

Federal Income Tax Considerations

While the issue is not free from doubt, the Company intends to take the position that the exchange of UAE Bonds for Senior Notes in the exchange offer does not constitute an exchange taxable for federal income tax purposes and that (i) no gain or loss should be realized by a U.S. Holder upon receipt of Senior Notes in the exchange offer; (ii) the holding period of the Senior Notes should include the holding period of the UAE Bonds exchanged therefor; and (iii) the adjusted tax basis of the Senior Notes should be the same as the adjusted tax basis of the UAE Bonds exchanged therefor immediately before the exchange. See “FEDERAL INCOME TAX CONSIDERATIONS.”

TERMS OF THE NEW SENIOR NOTES

The Senior Notes

We are offering $105,800,000 aggregate principal amount of Senior Notes in exchange for the UAE Bonds. The Senior Notes will be payable in installments as described under “DESCRIPTION OF THE SENIOR NOTES—Amount and Payment of Principal and Interest” and will mature on October 15, 2017.

The Senior Notes will be represented by one or more global certificates that will be deposited with the Trustee and registered in the name of DTC or its nominee. This means that you will not receive a certificate for your Senior Notes but, instead, will hold your interest through participants in DTC’s system.

Interest Payment Dates

Interest on the Senior Notes will be paid semi-annually in arrears on April 15 and October 15, beginning April 15, 2005.

Record Dates

So long as the Senior Notes remain in book-entry only form, the record date for each Interest Payment Date will be the close of business on the business day before the applicable Interest Payment Date.

If the Senior Notes are not in book-entry only form, the record date for each Interest Payment Date will be the close of business on the fifteenth calendar day (whether or not a business day) before the applicable Interest Payment Date. In any case, the portion of interest payable with respect to any installment of principal, at maturity or otherwise, or upon redemption will be payable to the person to whom principal is payable.

Optional Redemption

We may redeem some or all of the Senior Notes at any time at the redemption price described in “DESCRIPTION OF THE SENIOR NOTES—Optional Redemption.”

The Senior Notes may not be redeemed at any time at the option of their holders.

Ranking

The Senior Notes rank equally with all our other senior unsecured indebtedness. The Senior Notes will be effectively subordinated to all our secured debt, including our first and refunding mortgage bonds, of which there were approximately $727 million outstanding at June 30, 2004. The Senior Indenture contains no restrictions on the amount of additional indebtedness that we may incur. The Senior Notes will not be guaranteed by Dominion.

No Listing of the Senior Notes

We do not plan to make application to list the Senior Notes on any securities exchange or to include them in any automated quotation system.

Use of Proceeds

We will not receive any proceeds from the exchange offer.

RISK FACTORS

Your investment in the Senior Notes involves certain risks. Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. We have identified a number of these factors in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Factors and Cautionary Statements That May Affect Future Results,” which is specifically incorporated by reference into this prospectus. In consultation with your own financial and legal advisors, you should carefully consider, among other matters, the discussion of risks in our periodic reports before deciding whether an investment in the Senior Notes is suitable for you.

THE COMPANY

We are a regulated public utility that generates, transmits and distributes electricity within a 30,000 square-mile area in Virginia and northeastern North Carolina. We have a power generation portfolio of approximately 18,000 megawatts. Operating as Dominion Virginia Power in Virginia and Dominion North Carolina Power in North Carolina, we serve approximately 2.2 million retail customer accounts and sell electricity at wholesale to rural electric cooperatives, power marketers, municipalities and other utilities. We buy and sell natural gas, electricity and other energy-related commodities through trading relationships beyond the geographic limits of our retail service territory. All of our common stock is owned by Dominion, a fully integrated gas and electric holding company. Dominion manages our operations, together with those of Dominion’s other subsidiaries, along functional lines rather than by corporate entity.

Operating Segments

We currently manage our business through three principal segments: Generation, Energy and Delivery.

•	Generation—The Generation segment includes the Company’s electric generation operations, power purchase contracts and marketing of excess generation.

•	Energy—The Energy segment includes the Company’s electric transmission business, as well as the Company’s energy trading and risk management activities.

•	Delivery—The Delivery segment includes our electric distribution systems and customer service operations.

As of December 31, 2003, we had approximately 7,300 full-time employees, of which approximately 3,400 employees are subject to collective bargaining agreements.

We were incorporated in 1909 as a Virginia public service corporation. Our principal office is located at 701 East Cary Street, Richmond, Virginia 23219-3932. The telephone number is (804) 819-2000.

For additional information about us, see “WHERE YOU CAN FIND MORE INFORMATION” in this prospectus.

CAPITALIZATION

The table below shows our unaudited capitalization on a consolidated basis as of June 30, 2004 and, as adjusted, for the assumption of $109.1 million principal amount of UAE Bonds and $24.5 million principal amount of tax-exempt debt, as well as the increase in total common shareholder’s equity related to our acquisition of UAE on August 18, 2004. The exchange offer will not have any effect on our capitalization. You should read this table along with our audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2003, as well as the information presented in our most recent Quarterly Report on Form 10-Q. See “WHERE YOU CAN FIND MORE INFORMATION” in this prospectus.

	June 30, 2004 (in millions)
	Actual	As Adjusted
Short-term debt (1)	$607	$614
Long-term debt (2):
Mortgage Bonds	727	727
Senior notes and medium-term notes	2,414	2,529
Tax exempt financings	593	618
Junior subordinated notes payable to affiliated trust	412	412
Secured bank debt	370	370
Notes payable—other affiliates	220	220

Total long-term debt	4,736	4,876
Preferred stock	257	257
Total common shareholder’s equity	4,365	4,386
Total capitalization	$9,965	$10,133

(1)	Includes securities due within one year.
(2)	Includes the effect of unamortized discount of $14 million, unamortized premium of $5 million and deferred losses on fair value hedges of $7 million. The As Adjusted column also includes the effect of $14 million of unamortized premium related to the UAE debt.

RATIO OF EARNINGS TO FIXED CHARGES

Twelve Months Ended June 30, 2004	Twelve Months Ended December 31,
	2003	2002	2001	2000	1999
2.61	3.73	4.68	3.16	3.76	3.50

For purposes of this ratio, earnings are determined by adding fixed charges (excluding interest capitalized) to income before taxes. These earnings are then divided by total fixed charges. Fixed charges consist of interest charges (without reduction for Allowance for Funds Used During Construction) on long-term and short-term debt, interest capitalized, and the portion of rental expense that is representative of the interest factor.

SELECTED FINANCIAL DATA

	Six Months Ended June 30,		Twelve Months Ended December 31,
	2004	2003	2003 (1)	2002	2001 (1)	2000	1999
			(millions)
Operating revenue	$2,649	$2,726	$5,437	$4,972	$4,944	$4,791	$4,591
Income from operations	401	806	1,139	1,460	999	1,086	1,007
Income before extraordinary item and cumulative effect of changes in accounting principles	181	440	582	773	446	558	485
Extraordinary item (net of income taxes of $197) (2)	—	—	—	—	—	—	255
Cumulative effect of changes in accounting principles (net of income taxes of $51 and $14 in 2003 and $11 in 2000) (3)(4)	—	84	(21)	—	—	21	—
Net income	181	524	561	773	446	579	230
Balance available for common stock	173	516	546	757	423	543	193
Total assets	17,210	17,242	17,316	16,347	14,984	14,516	12,911
Long-term debt and noncurrent capital lease obligations	4,747	3,974	4,758	3,816	3,729	3,587	3,581
Preferred securities of subsidiary trust (5)	—	400	—	400	135	135	135

(1)	In 2003 and 2001, the Company terminated certain long-term power purchase agreements and recorded after-tax charges of $65 million and $136 million, respectively.
(2)	In 1999, the Company discontinued the application of Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, to its generation operations in connection with the deregulation of these operations in Virginia. The discontinuance of SFAS No. 71 for generation resulted in a $255 million after-tax charge, representing the net effect of writing off generation-related assets and liabilities not expected to be recovered through rates or wires charges during the transition period established by the Virginia Electric Utility Restructuring Act.
(3)	In the six months ended June 30, 2003 and twelve months ended December 31, 2003, the Company adopted accounting standards that resulted in the recognition of the cumulative effect of changes in accounting principles.
(4)	Effective January 1, 2000, the Company recognized the effect of a change in the method of calculating the market-related value of pension plan assets.
(5)	Under previous accounting guidance, the Company consolidated the trust in the preparation of its Consolidated Financial Statements. In accordance with FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, the Company did not consolidate the trust beginning December 31, 2003 and instead began reporting on its Consolidated Balance Sheet the junior subordinated notes issued by the Company and held by the trust as long-term debt.

THE EXCHANGE OFFER

Purpose and Terms of the Exchange Offer

The UAE Bonds were originally sold by UAE in December 2002 in an offering that was exempt from the registration requirements of the Securities Act. Following the scheduled principal payment on October 15, 2004, $105,800,000 of the UAE Bonds will remain outstanding. On August 18, 2004, in connection with our acquisition of UAE, we assumed UAE’s obligations under the UAE Bonds. Before our assumption of the UAE Bonds, they had been modified to generally conform the covenants to those found in our Senior Indenture, release all existing liens, permit our acquisition of UAE and assumption of the UAE Bonds, and terminate all collateral documents. For a description of the differences between the UAE Bonds, as modified, and the Senior Notes, see “DESCRIPTION OF SENIOR NOTES—Differences with UAE Bonds.”

We are offering, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, to exchange all the outstanding UAE Bonds for Senior Notes that have been registered under the Securities Act. We will accept for exchange UAE Bonds that you properly tender before the expiration date and do not withdraw in accordance with the procedures described below. You may tender your UAE Bonds in whole or in part in minimum amounts of $1,000 and multiples thereof.

The exchange offer is not conditioned upon the tender for exchange of any minimum aggregate principal amount of UAE Bonds. We reserve the right in our sole discretion to purchase or make offers for any UAE Bonds that remain outstanding after the expiration date or, as detailed under the caption “THE EXCHANGE OFFER—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase UAE Bonds in the open market, in privately negotiated transactions or otherwise. The terms of any of these purchases or offers could differ from the terms of the exchange offer. There will be no fixed record date for determining the registered holders of the UAE Bonds entitled to participate in the exchange offer.

Only a registered holder of the UAE Bonds (or the holder’s legal representative or attorney-in-fact) may participate in the exchange offer. Holders of UAE Bonds do not have any appraisal or dissenters’ rights in connection with the exchange offer. UAE Bonds that are not tendered in, or are tendered but not accepted in connection with, the exchange offer will remain outstanding. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act and SEC rules and regulations.

If we do not accept any UAE Bonds that you tender for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, we will return the unaccepted UAE Bonds to you, without expense, after the expiration date.

If you tender UAE Bonds in connection with the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of UAE Bonds. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See “THE EXCHANGE OFFER—Fees and Expenses.”

Each broker-dealer that receives Senior Notes for its own account in exchange for UAE Bonds, if such UAE Bonds were acquired by the broker-dealer as a result of market making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Senior Notes. See “PLAN OF DISTRIBUTION.”

Unless the context requires otherwise, the term “holder” with respect to the exchange offer means any person in whose name the UAE Bonds are registered on the books of the trustee under the UAE Indenture or any other person who has obtained a properly completed bond power from the registered holder, or any participant in DTC whose name appears on a security position listing as a holder of UAE Bonds.

We make no recommendation to you as to whether you should tender or refrain from tendering all or any portion of your UAE Bonds into the exchange offer. In addition, no one has been authorized to make this recommendation. You must make your own decision whether to tender into the exchange offer and, if so, the aggregate amount of UAE Bonds to tender after reading this prospectus and the letter of transmittal and consulting with your advisors, if any, based on your financial position and requirements.

Expiration Date, Extension and Amendments

The term “expiration date” means 5:00 p.m., New York City time, on                     , 2004 unless we extend the exchange offer, in which case the term “expiration date” will mean the latest date and time to which we extend the exchange offer. We may extend the exchange offer by giving notice to the exchange agent by 9:00 a.m., New York City time, on the business day following the previously scheduled expiration date.

We expressly reserve the right, at any time or from time to time, so long as applicable law allows, to

(1) delay our acceptance of UAE Bonds for exchange;

(2) terminate or amend the exchange offer if, in the opinion of our counsel, completing the exchange offer would violate any applicable law, rule or regulation or any SEC staff interpretation; or

(3) extend the expiration date and retain all UAE Bonds tendered into the exchange offer, subject, however, to your right to withdraw your tendered UAE Bonds as described under “THE EXCHANGE OFFER—Withdrawal Rights.”

If the exchange offer is amended in a manner that we think constitutes a material change, or if we waive any material condition of the exchange offer, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the UAE Bonds, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

We will promptly follow any delay in acceptance, termination, extension or amendment by oral (promptly confirmed in writing) or written notice of the event to the exchange agent followed promptly by oral or written notice to the registered holders. Should we choose to delay, extend, amend or terminate the exchange offer, we will have no obligation to publish, advertise or otherwise communicate this announcement to the public, other than by making a timely release to an appropriate news agency.

Procedures for Tendering the UAE Bonds

Upon the terms and conditions of the exchange offer, we will exchange, and we will deliver to the exchange agent, Senior Notes for UAE Bonds that have been validly tendered, and not validly withdrawn, promptly after the expiration date. The tender by a holder of any UAE Bonds and our acceptance of that holder’s UAE Bonds will constitute a binding agreement between us and that holder subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal.

Valid Tender. We will deliver Senior Notes in exchange for UAE Bonds that have been validly tendered and accepted for exchange under the exchange offer. Except as set forth below, you will have validly tendered your UAE Bonds under the exchange offer if the exchange agent receives, before the expiration date, at the address listed under the caption “THE EXCHANGE OFFER—Exchange Agent”:

(1) a properly completed and duly executed letter of transmittal, with any required signature guarantees, including all documents required by the letter of transmittal; or

(2) if the UAE Bonds are tendered in accordance with the book-entry procedures set forth below, an agent’s message (described below) instead of a letter of transmittal.

In addition, before the expiration date:

(1) the exchange agent must receive the UAE Bonds along with the letter of transmittal; or

(2) the exchange agent must receive a timely book-entry confirmation (described below) of a book-entry transfer of the tendered UAE Bonds into the exchange agent’s account at DTC, along with a letter of transmittal or an agent’s message in lieu of the letter of transmittal; or

(3) the holder must comply with the guaranteed delivery procedures described below.

Accordingly, we may not make delivery of Senior Notes to all tendering holders at the same time, because the time of delivery will depend upon when the exchange agent receives the UAE Bonds, book-entry confirmations with respect to UAE Bonds and the other required documents.

The term “book-entry confirmation” means a timely confirmation of a book-entry transfer of UAE Bonds into the exchange agent’s account at DTC. The term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the tendering participant stating that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the participant.

If you tender less than all of your UAE Bonds, you should fill in the amount of UAE Bonds you are tendering in the appropriate box on the letter of transmittal or, in the case of a book-entry transfer, so indicate in an agent’s message if you have not delivered a letter of transmittal. The entire amount of UAE Bonds delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

If any letter of transmittal, endorsement, bond power, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney in fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and, unless waived by us, you must submit evidence satisfactory to us, in our sole discretion, of that person’s authority to so act.

If you are a beneficial owner of UAE Bonds that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian, we urge you to contact this entity promptly if you wish to participate in the exchange offer.

The method of delivery of the UAE Bonds, the letter of transmittal and all other required documents is at your option and at your sole risk, and delivery will be deemed made only when actually received by the exchange agent. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure timely delivery and you should obtain proper insurance. Do not send any letter of transmittal or UAE Bonds to the Company. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.

Book-Entry Transfer. Holders who are participants in DTC tendering by book-entry transfer must execute the exchange through DTC’s Automated Tender Offer Program before the expiration date. DTC will verify this acceptance and execute a book-entry transfer of the tendered UAE Bonds into the exchange agent’s account at DTC. DTC will then send to the exchange agent a book-entry confirmation including an agent’s message confirming that DTC has received an express acknowledgement from the holder that the holder has received and agrees to be bound by the letter of transmittal and that the exchange agent and we may enforce the letter of transmittal against such holder. The book-entry confirmation must be received by the exchange agent in order for the exchange to be effective.

The exchange agent will make a request to establish an account with respect to the UAE Bonds at DTC for purposes of the exchange offer within two business days after the date of this prospectus unless the exchange agent already has established an account with DTC suitable for the exchange offer.

Any financial institution that is a participant in DTC’s book-entry transfer facility system may make a book-entry delivery of the UAE Bonds by causing DTC to transfer these UAE Bonds into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfers.

If the tender is not made through the Automated Tender Offer Program, you must deliver the UAE Bonds and the applicable letter of transmittal, or a facsimile of the letter of transmittal, properly completed and duly executed, with any required signature guarantees, or an agent’s message in lieu of a letter of transmittal, and any other required documents to the exchange agent at its address listed under the caption “THE EXCHANGE OFFER—Exchange Agent” before the expiration date, or you must comply with the guaranteed delivery procedures set forth below in order for the tender to be effective.

Delivery of documents to DTC does not constitute delivery to the exchange agent and book-entry transfer to DTC in accordance with its procedures does not constitute delivery of the book-entry confirmation to the exchange agent.

Signature Guarantees. Signature guarantees on a letter of transmittal or a notice of withdrawal, as the case may be, are only required if:

(1) UAE Bonds are registered in a name other than that of the person submitting a letter of transmittal or a notice of withdrawal; or

(2) a registered holder completes the section entitled “Special Issuance Instructions” or “Special Delivery Instructions” in the letter of transmittal. See “Instructions” in the letter of transmittal.

In the case of (1) or (2) above, you must duly endorse the UAE Bonds or they must be accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the letter of transmittal or the notice of withdrawal, as the case may be, guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an “eligible guarantor institution” that is a member of a medallion guarantee program, unless these UAE Bonds are surrendered on behalf of that eligible guarantor institution. An “eligible guarantor institution” includes the following:

•	a bank;

•	a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; or

•	a savings association.

Guaranteed Delivery. If you desire to tender UAE Bonds into the exchange offer and:

(1) the UAE Bonds are not immediately available;

(2) time will not permit delivery of the UAE Bonds and all required documents to the exchange agent before the expiration date; or

(3) the procedures for book-entry transfer cannot be completed on a timely basis;

you may nevertheless tender the UAE Bonds, if you comply with all of the following guaranteed delivery procedures:

(1) tender is made by or through an eligible guarantor institution;

(2) before the expiration date, the exchange agent receives from the eligible guarantor institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the letter of transmittal. This eligible guarantor institution may deliver the Notice of Guaranteed Delivery by hand or by facsimile or deliver it by mail to the exchange agent and must include a guarantee by this eligible guarantor institution in the form in the Notice of Guaranteed Delivery; and

(3) within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery, the exchange agent must receive:

•	the UAE Bonds, or book-entry confirmation, representing all tendered UAE Bonds, in proper form for transfer;

•	a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal or, in the case of a book-entry transfer, an agent’s message in lieu of the letter of transmittal, with any required signature guarantees; and

•	any other documents required by the letter of transmittal.

Determination of Validity. The following principles apply with respect to determining whether or not a valid tender has occurred:

•	We have the right, in our sole discretion, to determine all questions as to the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered UAE Bonds. Our determination will be final and binding on all parties.

•	We reserve the absolute right, in our sole and absolute discretion, to reject any and all tenders of UAE Bonds that we determine are not in proper form.

•	We reserve the absolute right, in our sole and absolute discretion, to refuse to accept for exchange a tender of UAE Bonds if our counsel advises us that the tender is unlawful.

•	We also reserve the absolute right, so long as applicable law allows, to waive any of the conditions of the exchange offer or any defect or irregularity in any tender of UAE Bonds of any particular holder whether or not similar defects or irregularities are waived in the case of other holders.

•	Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and the instructions relating to it, will be final and binding on all parties.

•	We will not consider the tender of UAE Bonds to have been validly made until all defects or irregularities with respect to the tender have been cured or waived.

•	We, our affiliates, the exchange agent, and any other person will not be under any duty to give any notification of any defects or irregularities in tenders and will not incur any liability for failure to give this notification, nor do we have any duty to provide notice of acceptance of the tender of UAE Bonds.

Acceptance for Exchange for the Senior Notes

For each UAE Bond accepted for exchange, the holder of the UAE Bond will receive Senior Notes having a principal amount equal to that of the surrendered UAE Bond. The Senior Notes will bear interest from the most recent date to which interest has been paid on the UAE Bonds.

Upon satisfaction or waiver of all of the conditions of the exchange offer, we will accept, promptly after the expiration date, all UAE Bonds properly tendered and will issue the Senior Notes promptly after acceptance of the UAE Bonds. See “THE EXCHANGE OFFER—Conditions to the Exchange Offer.” Subject to the terms and conditions of the exchange offer, we will be deemed to have accepted for exchange, and exchanged, UAE Bonds validly tendered and not withdrawn as, if and when we give oral or written notice to the exchange agent, with any oral notice promptly confirmed in writing by us, of our acceptance of these UAE Bonds for exchange in the exchange offer. The exchange agent will act as our agent for the purpose of receiving tenders of UAE Bonds, letters of transmittal and related documents, and as agent for tendering holders for the purpose of receiving UAE Bonds, letters of transmittal and related documents and transmitting Senior Notes to holders who validly tendered UAE Bonds. The exchange agent will make the exchange promptly after acceptance. If for any reason whatsoever:

•	the acceptance for exchange or the exchange of any UAE Bonds tendered in the exchange offer is delayed, whether before or after our acceptance for exchange of UAE Bonds;

•	we extend the exchange offer; or

•	we are unable to accept for exchange or exchange UAE Bonds tendered in the exchange offer;

then, without prejudice to our rights set forth in this prospectus, the exchange agent may, nevertheless, on our behalf and subject to Rule 14e-1(c) under the Exchange Act, retain tendered UAE Bonds and these UAE Bonds may not be withdrawn unless tendering holders are entitled to withdrawal rights as described under “THE EXCHANGE OFFER—Withdrawal Rights.”

Interest

For each UAE Bond that we accept for exchange, the UAE Bond holder will receive Senior Notes having a principal amount and final maturity equal to that of the surrendered UAE Bond. Interest on the Senior Notes will accrue from October 15, 2004, the last interest payment date on which interest was paid on the UAE Bonds tendered for exchange. The next interest payment date will be April 15, 2005.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of UAE Bonds at any time before the expiration date.

In order for a withdrawal to be effective, you must deliver a written, telegraphic or facsimile transmission of a notice of withdrawal to the exchange agent at any of its addresses listed under the caption “THE EXCHANGE OFFER—Exchange Agent” before the expiration date.

Each notice of withdrawal must specify:

(1) the name of the person who tendered the UAE Bonds to be withdrawn;

(2) the aggregate principal amount of UAE Bonds to be withdrawn; and

(3) the name of the registered holder of the UAE Bonds as set forth on the UAE Bonds, if different from that of the person who tendered these UAE Bonds.

If you have delivered, or otherwise identified to the exchange agent, UAE Bonds, the notice of withdrawal must specify the serial numbers on the particular bonds to be withdrawn (unless the tender was by book-entry) and the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, except in the case of UAE Bonds tendered for the account of an eligible guarantor institution.

If you have tendered UAE Bonds in accordance with the procedures for book-entry transfer listed in “THE EXCHANGE OFFER—Procedures for Tendering the UAE Bonds—Book-Entry Transfer,” the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of UAE Bonds and must otherwise comply with the procedures of DTC.

You may not rescind a withdrawal of your tender of UAE Bonds.

We will not consider UAE Bonds properly withdrawn to be validly tendered for purposes of the exchange offer. However, you may retender UAE Bonds at any subsequent time before the expiration date by following any of the procedures described above in “THE EXCHANGE OFFER—Procedures for Tendering the UAE Bonds.”

We, in our sole discretion, will determine all questions as to the validity, form and eligibility, including time of receipt, of any withdrawal notices. Our determination will be final and binding on all parties. Neither we, our affiliates, the exchange agent and any other person have any duty to give any notification of any defects or irregularities in any notice of withdrawal and will not incur any liability for failure to give any such notification.

We will return to the holder any UAE Bonds that have been tendered but which are withdrawn promptly after the withdrawal.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer or any extension of the exchange offer, we will not be required to accept for exchange, or to exchange, any UAE Bonds. We may terminate the exchange offer, whether or not we have previously accepted any UAE Bonds for exchange, or we may waive any conditions to or amend the exchange offer, if we determine in our sole and absolute discretion that the exchange offer would violate applicable law or regulation or any applicable interpretation of the staff of the SEC.

Exchange Agent

We have appointed JPMorgan Chase Bank as exchange agent for the exchange offer. You should direct all deliveries of the letters of transmittal and any other required documents, questions or requests for assistance regarding exchange offer procedures and requests for additional copies of this prospectus or of the letters of transmittal to the exchange agent as follows:

By Facsimile:

JPMorgan Chase Bank

Institutional Trust Services

Attn: Frank Ivins

(214) 468-6494

Confirm by telephone:

(214) 468-6464

By Registered or Certified Mail:

JPMorgan Chase Bank

Institutional Trust Services

P.O. Box 2320

Dallas, Texas 75221-2320

Attn: Frank Ivins

By Hand/Overnight Delivery:

JPMorgan Chase Bank

Institutional Trust Services

2001 Bryan Street, 9th Floor

Dallas, Texas 75201

Attn: Frank Ivins

Delivery to other than the above addresses or facsimile number will not constitute a valid delivery.

Fees and Expenses

We will bear the expenses of soliciting tenders of the UAE Bonds. We will make the initial solicitation by mail; however, we may decide to make additional solicitations personally or by telephone or other means through our officers, agents, directors or employees.

We have not retained any dealer-manager or similar agent in connection with the exchange offer and we will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We have agreed to pay the exchange agent and Trustee reasonable and customary fees for its services and will reimburse it for its reasonable out of pocket expenses in connection with the exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out of pocket expenses they incur in forwarding copies of this prospectus and related documents to the beneficial owners of UAE Bonds, and in handling or tendering bonds for their customers.

Transfer Taxes

Holders who tender their UAE Bonds will not be obligated to pay any transfer taxes in connection with the exchange, except that if:

•	you want us to deliver Senior Notes to any person other than the registered holder of the UAE Bonds tendered;

•	you want us to issue the Senior Notes in the name of any person other than the registered holder of the UAE Bonds tendered; or

•	a transfer tax is imposed for any reason other than the exchange of UAE Bonds in connection with the exchange offer;

then you will be liable for the amount of any transfer tax, whether imposed on the registered holder or any other person. If you do not submit satisfactory evidence of payment of such transfer tax or exemption from such transfer tax with the letter of transmittal, the amount of this transfer tax will be billed directly to the tendering holder.

Consequences of Exchanging or Failing to Exchange UAE Bonds

Holders of UAE Bonds who do not exchange their UAE Bonds for Senior Notes in the exchange offer will continue to be subject to the provisions of the UAE Indenture regarding transfer and exchange of the UAE Bonds and the restrictions on transfer of the UAE Bonds set forth on the legend on the UAE Bonds. In general, the UAE Bonds may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

Resales of the Senior Notes

Based on interpretations by the staff of the SEC, as detailed in no-action letters issued to third parties, we believe that Senior Notes issued in the exchange offer in exchange for UAE Bonds may be offered for resale, resold or otherwise transferred by you (unless you are an “affiliate” of our company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Senior Notes are acquired in the ordinary course of your business, you have no arrangement or understanding with any person to participate in the distribution of these Senior Notes and you are not a broker-dealer who purchased UAE Bonds directly from us for resale under Rule 144A or any other available exemption under the Securities Act. However, we do not intend to request the SEC to consider, and the SEC has not considered, the exchange offer in the context of a no-action letter and we cannot guarantee that the staff of the SEC would make a similar determination with respect to the exchange offer.

Each holder must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of Senior Notes and has no arrangement or understanding to participate in a distribution of Senior Notes. If any holder is an affiliate of our company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the Senior Notes to be acquired under the exchange offer, the holder:

•	cannot rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act.

Each broker-dealer that receives Senior Notes for its own account in exchange for UAE Bonds, if its UAE Bonds were acquired by the broker-dealer as a result of market making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Senior Notes. See “PLAN OF DISTRIBUTION.”

In addition, to comply with state securities laws, the Senior Notes may not be offered or sold in any state unless they have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with. The offer and sale of the Senior Notes to “qualified institutional buyers” (as defined under Rule 144A of the Securities Act) is generally exempt from registration or qualification under the state securities laws. We currently do not intend to register or qualify the sale of the Senior Notes in any state where an exemption from registration or qualification is required and not available.

DESCRIPTION OF THE SENIOR NOTES

The Senior Notes will be issued under the Senior Indenture. We have summarized selected portions of the Senior Indenture below, and it has been filed as an exhibit to the registration statement of which this prospectus is a part. You should read the Senior Indenture for provisions that may be important to you. In the summary below, we have included references to section numbers of the Senior Indenture so you can easily locate these provisions. Capitalized terms used in this description have the meanings specified in the Senior Indenture.

General

The Senior Notes will be our direct, unsecured obligations and will rank equally with all of our other senior and unsubordinated debt. The Senior Notes will be effectively subordinated to all of our secured debt, including our first and refunding mortgage bonds, of which there were approximately $727 million outstanding at June 30, 2004.

Our ability to meet our obligations under the Senior Notes is dependent on our earnings and cash flows. As of June 30, 2004, we had 2.59 million outstanding shares of preferred stock with a liquidation value of $259 million. In addition to trade debt, we have ongoing corporate debt programs used to finance our business activities. As of June 30, 2004, we had approximately $4.736 billion of outstanding long-term debt (not including the UAE Bonds) and approximately $75 million of securities due within one year. In addition, we have a commercial paper program that at June 30, 2004 had an outstanding balance of $532 million.

The Senior Indenture does not limit the amount of Debt Securities that we may issue under it, nor does it protect the holders of Senior Notes if we engage in a highly leveraged transaction. The Senior Notes will not be guaranteed by Dominion.

The form of supplemental indenture under which the Senior Notes will be issued is an exhibit to the registration statement.

Amount and Payment of Principal and Interest

We are offering $105,800,000 aggregate principal amount of the Senior Notes in exchange for the UAE Bonds. The Senior Notes will be issued in denominations of $1,000 and integral multiples thereof.

Principal of the Senior Notes will be payable as follows (amounts assume all UAE Bonds are exchanged; if less than all are exchanged, principal amounts will be allocated between the Senior Notes and the unexchanged UAE Bonds on a pro rata basis):

April 15, 2005	$3,700,000
October 15, 2005	$3,700,000
April 15, 2006	$4,100,000
October 15, 2006	$4,100,000
April 15, 2007	$4,100,000
October 15, 2007	$4,100,000
April 15, 2008	$4,300,000
October 15, 2008	$4,300,000
April 15, 2009	$4,200,000
October 15, 2009	$4,200,000
April 15, 2010	$4,600,000
October 15, 2010	$4,600,000
April 15, 2011	$4,800,000
October 15, 2011	$4,800,000

April 15, 2012	$4,900,000
October 15, 2012	$4,900,000
April 15, 2013	$5,800,000
October 15, 2013	$5,800,000
April 15, 2014	$5,600,000
October 15, 2014	$5,600,000
April 15, 2015	$2,100,000
October 15, 2015	$2,100,000
April 15, 2016	$3,000,000
October 15, 2016	$3,000,000
April 15, 2017	$1,700,000
October 15, 2017	$1,700,000

The Senior Notes will bear interest at a rate of 7.25% per annum from October 15, 2004, the last interest payment date on which interest was paid for the UAE Bonds tendered for exchange. Interest will be payable on April 15 and October 15 of each year, with April 15, 2005 being the initial interest payment date. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months.

If any date on which principal, interest or premium, if any, is payable on the Senior Notes is not a Business Day, then payment of the principal, interest or premium, if any, payable on that date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any delay), with the same force and effect as if made on such date.

So long as the Senior Notes remain in book-entry only form, the record date for each interest payment date will be the close of business on the business day before the applicable interest payment date. If the Senior Notes are not in book-entry only form, the record date for each interest payment date will be the close of business on the fifteenth calendar day (whether or not a business day) before the applicable interest payment date. In any case, the portion of interest payable with respect to any installment of principal, at maturity or otherwise, or upon redemption will be payable to the person to whom principal is payable.

Optional Redemption

The Senior Notes are redeemable, in whole or in part, at any time, and at our option, at a redemption price equal to the principal amount then outstanding, plus accrued and unpaid interest to the Redemption Date, plus a “Make-Whole Premium.”

We will mail a notice of redemption at least 20 days but no more than 60 days before the Redemption Date to each holder of Senior Notes to be redeemed. If we elect to partially redeem the Senior Notes, the Trustee will select in a fair and appropriate manner the Senior Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the Senior Notes or portions thereof called for redemption.

“Make-Whole Premium” means an amount equal to the excess, if any, of (1) the present value of all interest and principal payments scheduled to become due after the Redemption Date in respect to the Senior Notes (or any portion thereof) being redeemed (such present value to be determined on the basis of a discount rate equal to the sum of (i) the Treasury Rate and (ii) 50 basis points) over (2) the outstanding principal amount of the Senior Notes (or any portion thereof) being redeemed.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a final maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available in New York at least two Business Days before the Redemption Date (or, if such statistical release is no longer published, any publicly available source of similar market data)) most nearly equal to the remaining life on the Redemption Date of the Senior Notes being redeemed; provided, that if the period from the Redemption Date to the final Stated Maturity of the Senior Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Differences With UAE Bonds

The financial terms of the Senior Notes are the same as those of the UAE Bonds, as they were modified upon our assumption of them. In all other material respects, the Senior Notes and the UAE Bonds, as modified, are the same with two exceptions. First, under the UAE Bonds, holders have a right to require their repurchase at 101% of the principal amount, plus accrued and unpaid interest, if there is a “Change of Control.” For this purpose, a “Change of Control” would occur if ownership of a controlling interest in the issuer of the UAE Bonds were held by an entity that was not experienced in maintaining electric generation facilities unless either (1) there was no adverse effect on the ratings of the UAE Bonds, or (2) the change in ownership was approved by holders of 2/3 of the UAE Bonds. Second, under the Indenture under which the UAE Bonds are issued, the issuer of the UAE Bonds may consolidate with or merge into another person, or transfer all or substantially all of its assets to another person, only if in connection with the proposed transaction, the applicable rating agencies have confirmed either (i) their respective ratings of the UAE Bonds remain “investment grade” or (ii) there is no adverse change in the ratings of the UAE Bonds.

Payment and Transfer; Paying Agent

The paying agent will pay the principal of the Senior Notes at maturity or upon redemption only if the Senior Notes are surrendered to it. The paying agent will pay principal, interest and premium, if any, on Senior Notes, subject to such surrender, where applicable, at its office or at our option:

•	by wire transfer to an account at a banking institution in the United States that is designated in writing to the Trustee at least sixteen days before the date of payment by the person entitled to that payment (which, so long as the Senior Notes are Book-Entry Securities, is DTC or its nominee); or

•	by check mailed to the address of the person entitled to that interest as that address appears in the security register for the Senior Notes.

Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in Senior Notes that are Book-Entry Securities, or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. We expect that DTC, upon receipt of any payment of principal, interest or premium, if any, in Senior Notes that are Book-Entry Securities, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Senior Notes as shown on the records of the securities depositary. We also expect that payments by participants to owners of beneficial interests in Senior Notes that are Book-Entry Securities will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of the participants.

The Trustee will act as paying agent for the Senior Notes, and the principal corporate trust office of the Trustee will be the office through which the paying agent acts. We may, however, change or add paying agents or approve a change in the office through which a paying agent acts.

Any money that we have paid to a paying agent for principal or interest on the Senior Notes which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to us at our request. After repayment to the Company, holders should look only to us for those payments. (Section 1003 of the Senior Indenture.)

Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency we maintain for those purposes, without the payment of any service charge except for any tax or governmental charge and related expenses. (Section 1002 of the Senior Indenture.)

Covenants

Under the Senior Indenture we will:

•	pay the principal, interest and premium, if any, on the Senior Notes when due;

•	maintain a place of payment;

•	deliver an officer’s certificate to the Trustee at the end of each fiscal year confirming our compliance with our obligations under the Senior Indenture;

•	preserve and keep in full force and effect our corporate existence except as provided in the Senior Indenture; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium, if any. (Sections 1001, 1002, 1003, 1004 & 1005 of the Senior Indenture.)

Consolidation, Merger or Sale

The Senior Indenture provides that we may consolidate or merge with or into, or sell all or substantially all our assets to, another Person, provided that any successor assumes our obligations under the Senior Indenture and the Debt Securities issued under the Senior Indenture. We must also deliver an opinion of counsel to the Trustee affirming our compliance with all conditions in the Senior Indenture relating to the transaction. When the conditions are satisfied, the successor will succeed to and be substituted for us and, in the case of a sale of all or substantially all our assets, we will be relieved of our obligations. (Sections 801 & 802 of the Senior Indenture.)

Events of Default

Event of Default when used in the Senior Indenture, will mean any of the following with respect to the Senior Notes:

•	failure to pay the principal or premium, if any, when due;

•	failure to pay any interest, when due, that continues for 60 days;

•	failure to perform any other covenant in the Senior Indenture (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Trustee or the holders of at least 33% of the outstanding Senior Notes give us written notice of the default;

•	certain events in bankruptcy, insolvency or reorganization of the Company; or

•	any other Event of Default included in the Senior Indenture. (Section 501 of the Senior Indenture.)

In the case of a general covenant default described above, the Trustee may extend the grace period. In addition, if holders of the Senior Notes have given a notice of default, then holders of at least the same percentage, together with the Trustee, may also extend the grace period. The grace period will be automatically extended if we have initiated and are diligently pursuing corrective action.

An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under the Senior Indenture. Additional events of default may be established for a particular series.

If an Event of Default for the Senior Notes occurs and continues, the Trustee or the holders of at least 33% in aggregate principal amount of the Senior Notes may declare the entire principal of the Senior Notes to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Senior Notes can void the declaration. (Section 502 of the Senior Indenture.)

The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment or principal or interest) if it considers the withholding of notice to be in the best interests of the holders. Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Senior Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of Debt Securities (including the Senior Notes) may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for that series. However, the Trustee must give the holders of Debt Securities notice of any default to the extent provided by the Trust Indenture Act. (Sections 512, 601 & 602 of the Senior Indenture.)

The holders of the Senior Notes will have an absolute and unconditional right to receive payment of the principal, interest and premium, if any, on the Senior Notes on their maturity date or redemption date and to enforce those payments. (Section 508 of the Senior Indenture.)

Satisfaction; Discharge

We may discharge all our obligations (except those described below) to holders of the Debt Securities issued under the Senior Indenture, which Debt Securities have not already been delivered to the Trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year, by depositing with the Trustee an amount certified to be sufficient to pay when due the principal, interest and premium, if any, on all outstanding Debt Securities. However, certain of our obligations under the Senior Indenture will survive, including with respect to the following:

•	remaining rights to register the transfer, conversion, substitution or exchange of Debt Securities of the applicable series;

•	rights of holders to receive payments of principal of, and any interest on, the Debt Securities of the applicable series, and other rights, duties and obligations of the holders of Debt Securities with respect to any amounts deposited with the Trustee; and

•	the rights, obligations and immunities of the Trustee under the Senior Indenture.

Defeasance

We will be discharged from our obligations on the Senior Notes at any time if we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, and premium, if any, and any other sums due to the stated maturity date or a redemption date of the Senior Notes. If this happens, the holders of the Senior Notes will not be entitled to the benefits of the Senior Indenture except for registration of transfer and exchange of Senior Notes and replacement of lost, stolen or mutilated Senior Notes. (Sections 1302 and 1304 of the Senior Indenture.)

Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the Senior Notes. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the Senior Notes and the value of the holder’s interest in the defeasance trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisors as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

Modification of Senior Indenture; Waiver

Under the Senior Indenture, our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Section 902 of the Senior Indenture.) In addition, we may supplement the Senior Indenture to create new series of Debt Securities and for certain other purposes, without the consent of any holders of Debt Securities. (Section 901 of the Senior Indenture.)

The holders of a majority of the outstanding Debt Securities of all series under the Senior Indenture with respect to which a default has occurred and is continuing may waive a default for all those series, except a default in the payment of principal, interest or premium, if any, on any Debt Securities or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding Debt Security of the series affected. (Section 513 of the Senior Indenture.)

Concerning the Trustee

JPMorgan Chase Bank is the Trustee under the Senior Indenture. We and certain of our affiliates maintain deposit accounts and banking relationships with JPMorgan Chase Bank. JPMorgan Chase Bank also serves as trustee under other indentures under which we and certain of our affiliates have issued securities. JPMorgan Chase Bank’s affiliates have purchased, and are likely to purchase in the future, our securities and securities of our affiliates.

The Trustee will perform only those duties that are specifically described in the Senior Indenture unless an event of default under an Senior Indenture occurs and is continuing. The Trustee is under no obligation to exercise any of its powers under the Senior Indenture at the request of any holder of Debt Securities unless that holder offers reasonable indemnity to the Trustee against the costs, expenses and liabilities which it might incur as a result. (Section 601 of the Senior Indenture.)

The Trustee administers its corporate trust business at 4 New York Plaza, 15th Floor, New York, New York 10004, Attention: Institutional Trust Services.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

Upon issuance, the Senior Notes will be represented by one or more fully registered global certificates. Each global certificate will be deposited with DTC or the Trustee as its custodian and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these securities.

The following is based on information furnished to us by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (Direct Participants) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (Indirect Participants). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

Purchases of securities under the DTC system must be made by or through Direct Participants, who will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each security (Beneficial Owner) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with the trustee on behalf of DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the securities. Under its usual procedures, DTC mails an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Principal and interest payments on the securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from the Company or its agent on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the Company or the Trustee subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or its agent, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the Senior Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, if a successor securities depository is not obtained, security certificates are required to be printed and delivered.

The Company may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, security certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

We have no responsibility for the performance by DTC or its Participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences to U.S. Holders of participating in the exchange offer. It is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect. The summary is addressed to U.S. Holders holding the UAE Bonds as capital assets and does not address the tax consequences to U.S. Holders that may be subject to special treatment, such as dealers in securities or currencies, banks, financial institutions, S corporations or other pass-through entities, tax-exempt organizations, life insurance companies, persons that hold UAE Bonds as part of a straddle, hedge or conversion transaction or persons whose functional currency is not the U.S. dollar. This discussion does not address the United States federal alternative minimum tax or any aspect of state, local, foreign or estate taxation.

The term “U.S. Holder” means a person who is, for United States federal income tax purposes, (i) a citizen or resident of the United States; (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States; or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF PARTICIPATING IN THE EXCHANGE OFFER AND HOLDING SENIOR NOTES TAKING INTO ACCOUNT ITS OWN PARTICULAR CIRCUMSTANCES INCLUDING THE APPLICABILITY OF U.S. FEDERAL INCOME, ESTATE AND ALTERNATIVE MINIMUM TAX AS WELL AS STATE, LOCAL, FOREIGN OR OTHER TAXES IMPOSED BY THE LAWS OF OTHER JURISDICTIONS.

Under general principles of tax law, the modification of a debt instrument creates a deemed exchange (upon which any gain or loss is realized) if the modified debt instrument differs materially either in kind or in extent from the original debt instrument. Under U.S. Treasury Regulations, the modification of a debt instrument is a “significant” modification (i.e., one upon which gain or loss is realized) if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” The Regulations provide further that certain modifications as described therein will not constitute a significant modification.

While the issue is not free from doubt, the Company intends to take the position that the exchange of UAE Bonds for Senior Notes in the exchange offer does not constitute an exchange taxable for federal income tax purposes and that (i) no gain or loss should be realized by a U.S. Holder upon receipt of Senior Notes in the exchange offer; (ii) the holding period of the Senior Notes should include the holding period of the UAE Bonds exchanged therefor; and (iii) the adjusted tax basis of the Senior Notes should be the same as the adjusted tax basis of the UAE Bonds exchanged therefor immediately before the exchange.

If the Internal Revenue Service takes a position contrary to the Company’s and successfully asserts that the exchange offer gave rise to a taxable exchange, a U.S. Holder might be required to recognize gain or loss on the deemed exchange in an amount equal to the difference between the issue price of the Senior Notes received and the U.S. Holder’s tax basis in the bond deemed exchanged therefor. If the Senior Notes are treated by the IRS as having been issued at an original issue discount, a U.S. Holder would be required to include such discount in income as it accrued, in advance of the cash attributable to such income. Conversely, if the issue price for the Senior Notes exceeds the stated redemption price at maturity of the bonds deemed exchanged therefor, a U.S. Holder would generally be entitled to elect to amortize the premium over the remaining life of the Senior Notes.

No ruling has been requested from the IRS regarding the tax consequences of the exchange offer. Each U.S. Holder is urged to consult its own tax advisor to determine the tax consequences to it of participating in the exchange offer.

Holders of UAE Bonds who are not U.S. Holders are urged to consult their own advisors regarding the tax consequences to them of an exchange of UAE Bonds for Senior Notes.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the Senior Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act provided that:

•	you acquire the Senior Notes in the ordinary course of your business;

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in the distribution of the Senior Notes;

•	you are not a broker-dealer who purchased existing bonds directly from UAE or us for resale under Rule 144A or any other available exemption under the Securities Act; and

•	you are not an “affiliate” (as defined in Rule 405 under the Securities Act) of our company.

If our belief is inaccurate and you transfer any Senior Notes without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your Senior Notes from these requirements, you may incur liability under the Securities Act. We do not assume any liability or indemnify you against any liability under the Securities Act.

Each broker-dealer that is issued Senior Notes for its own account in exchange for existing bonds must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Senior Notes. A broker-dealer that acquired existing bonds for its own account as a result of market making or other trading activities may use this prospectus for an offer to resell, resale or other retransfer of the Senior Notes.

We will not receive any proceeds from any sale of Senior Notes by broker-dealers. Senior Notes received by broker-dealers for their own account in this exchange offer may be sold from time to time in one or more transactions in the over the counter market, in negotiated transactions, through the writing of options on the Senior Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Senior Notes. Any broker-dealer that resells Senior Notes that were received by it for its own account in this exchange offer and any broker or dealer that participates in a distribution of such Senior Notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of Senior Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We will pay all expenses incident to this exchange offer other than commissions or concessions of any brokers or dealers.

LEGAL MATTERS

McGuireWoods LLP, counsel to the Company, is issuing an opinion about the legality of the Senior Notes for us. As of October 6, 2004, partners of McGuireWoods LLP owned less than one percent of the common stock of Dominion, our parent company.

EXPERTS

The financial statements and the related financial statement schedule, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports expressed an unqualified opinion and included an explanatory paragraph as to changes in accounting principles for: asset retirement obligations, contracts involved in energy trading, derivative contracts not held for trading purposes, derivative contracts with a price adjustment feature, the consolidation of variable interest entities, and guarantees in 2003; and derivative contracts and hedging activities in 2001) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Article VI of the registrant’s Restated Articles of Incorporation, as amended, provides that the registrant will indemnify its directors and officers to the fullest extent permitted by law. The Virginia Stock Corporation Act permits indemnification of directors and officers against liability incurred in all proceedings, including derivative proceedings, arising out of their service to the corporation or to other corporations or enterprises that the officer or director was serving at the request of the corporation, except in the case of willful misconduct or a knowing violation of the criminal law. The registrant is required to indemnify its directors and officers in all proceedings if they have not violated this standard.

In addition, Article VI of the registrant’s Restated Articles of Incorporation limits the liability of its directors and officers to the fullest extent permitted by the Virginia Stock Corporation Act as now or hereafter in effect. The Act places a limit on the liability of a director or officer in proceedings brought by or in the right of the corporation or its shareholders equal to the lesser of (i) the amount specified in the corporation’s articles of incorporation or (ii) the greater of (A) $100,000 or (B) the amount of cash compensation received by the director or officer during the twelve months immediately preceding the act giving rise to the liability. The limit does not apply if the director or officer has engaged in willful misconduct or a knowing violation of a criminal law or a federal or state securities law. The effect of the registrant’s Restated Articles of Incorporation, together with the Act, is to eliminate liability of directors and officers for monetary damages in the specified proceedings if the required standard of conduct is met.

The registrant maintains director and officer liability insurance policies. Within the limits of their coverage, the policies insure (1) the registrant’s directors and officers against certain losses resulting from claims against them in their capacities as such to the extent that such losses are not indemnified by the registrant and (2) the registrant to the extent that it indemnifies the directors and officers for losses as permitted under the laws of Virginia.

Item 21. Exhibits and Financial Statement Schedules.

4.1	Indenture of Mortgage of Virginia Electric and Power Company, dated November 1, 1935, as supplemented and modified by fifty-eight Supplemental Indentures (Exhibit 4(ii), Form 10-K for the fiscal year ended December 31, 1985, File No. 1-2255, incorporated by reference); Sixty-Seventh Supplemental Indenture (Exhibit 4(i), Form 8-K, dated April 2, 1991, File No. 1-2255, incorporated by reference); Seventieth Supplemental Indenture, (Exhibit 4(iii), Form 8-K, dated February 25, 1992, File No. 1-2255, incorporated by reference); Seventy-First Supplemental Indenture (Exhibit 4(i)) and Seventy-Second Supplemental Indenture, (Exhibit 4(ii), Form 8-K, dated July 7, 1992, File No. 1-2255, incorporated by reference); Seventy-Third Supplemental Indenture, (Exhibit 4(i), Form 8-K, dated August 6, 1992, File No. 1-2255, incorporated by reference); Seventy-Fourth Supplemental Indenture (Exhibit 4(i), Form 8-K, dated February 10, 1993, File No. 1-2255, incorporated by reference); Seventy-Fifth Supplemental Indenture, (Exhibit 4(i), Form 8-K, dated April 6, 1993, File No. 1-2255, incorporated by reference); Seventy-Sixth Supplemental Indenture, (Exhibit 4(i), Form 8-K, dated April 21, 1993, File No. 1-2255, incorporated by reference); Seventy-Seventh Supplemental Indenture, (Exhibit 4(i), Form 8-K, dated June 8, 1993, File No. 1-2255, incorporated by reference); Seventy-Eighth Supplemental Indenture, (Exhibit 4(i), Form 8-K, dated August 10, 1993, File No. 1-2255, incorporated by reference); Seventy-Ninth Supplemental Indenture, (Exhibit 4(i), Form 8-K, dated August 10, 1993, File No. 1-2255, incorporated by reference); Eightieth Supplemental Indenture, (Exhibit 4(i), Form 8-K, dated October 12, 1993, File No. 1-2255, incorporated by reference); Eighty-First Supplemental Indenture, (Exhibit 4(iii), Form 10-K for the fiscal year ended December 31, 1993, File No. 1-2255, incorporated by reference); Eighty-Second Supplemental Indenture, (Exhibit 4(i), Form 8-K, dated

January 18, 1994, File No. 1-2255, incorporated by reference); Eighty-Third Supplemental Indenture (Exhibit 4(i), Form 8-K, dated October 19, 1994, File No. 1-2255, incorporated by reference); Eighty-Fourth Supplemental Indenture (Exhibit 4(i), Form 8-K, dated March 23, 1995, File No. 1-2255, incorporated by reference); and Eighty-Fifth Supplemental Indenture (Exhibit 4(i), Form 8-K, dated February 20, 1997, File No. 1-2255, incorporated by reference).

4.2	Form of Senior Indenture, dated as of June 1, 1998, between Virginia Electric and Power Company and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) as supplemented by the First Supplemental Indenture (Exhibit 4.2, Form 8-K, dated June 12, 1998, File No. 1-2255, incorporated by reference); Second Supplemental Indenture (Exhibit 4.2, Form 8-K, dated June 3, 1999, File No.1-2255, incorporated by reference); Third Supplemental Indenture (Exhibit 4.2, Form 8-K, dated October 27, 1999, File No. 1-2255, incorporated by reference); Form of Fourth Supplemental Indenture (Exhibit 4.2, Form 8-K, dated March 22, 2001, File No. 1-2255, incorporated by reference); Form of Fifth Supplemental Indenture (Exhibit 4.3, Form 8-K, dated March 22, 2001, File No. 1-2255, incorporated by reference); Form of Sixth Supplemental Indenture (Exhibit 4.2, Form 8-K, dated January 24, 2002, incorporated by reference); Seventh Supplemental Indenture dated September 1, 2002 (Exhibit 4.4, Form 8-K filed September 11, 2002, File No. 1-2255, incorporated by reference); Form of Ninth Supplemental Indenture (Exhibit 4.2, Form 8-K filed December 4, 2003, File No. 1-2255, incorporated by reference); Form of Eighth Supplemental Indenture (Exhibit 4.2, Form 8-K filed February 27, 2003, File No. 1-2255, incorporated by reference); Form of Tenth Supplemental Indenture (Exhibit 4.3, Form 8-K filed December 4, 2003, File No. 1-2255, incorporated by reference); and Form of Eleventh Supplemental Indenture (Exhibit 4.2, Form 8-K filed December 11, 2003, File No. 1-2255, incorporated by reference).

4.3	Form of Twelfth Supplemental Indenture to the Senior Indenture, dated as of June 1, 1998, between Virginia Electric and Power Company and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) (filed herewith).

4.4	Virginia Electric and Power Company agrees to furnish to the Commission upon request any other instrument with respect to long-term debt as to which the total amount of securities authorized does not exceed 10% of its total consolidated assets.

5.1	Opinion of McGuireWoods LLP (filed herewith).

8.1	Opinion of McGuireWoods LLP (included in Exhibit 5.1).

12.1	Statement regarding computation of ratios (Exhibit 12.1, Form 10-Q filed August 8, 2004, File No. 1-2255, incorporated by reference).

23.1	Consent of Deloitte & Touche LLP (filed herewith).

23.2	Consent of McGuireWoods LLP (included in Exhibit 5.1).

25.1	Statement of Eligibility of JPMorgan Chase Bank, as Trustee for the Senior Notes (filed herewith).

99.1	Form of Letter of Transmittal (filed herewith).

99.2	Form of Notice of Guaranteed Delivery (filed herewith).

99.3	Form of Letter to Clients (filed herewith).

99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith).

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Virginia Electric and Power Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Richmond, Virginia, on the 7th day of October, 2004.

VIRGINIA ELECTRIC AND POWER COMPANY

By:	/s/ THOS. E. CAPPS
Thos. E. Capps Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the 7th day of October, 2004. The officers and directors whose signatures appear below hereby constitute Patricia A. Wilkerson, Karen W. Doggett, James F. Stutts or Mark O. Webb, any of whom may act, as their true and lawful attorneys-in-fact, with full power to sign on their behalf individually and in each capacity stated below and file all amendments and post-effective amendments to the registration statement making such changes in the registration statement as the registrant deems appropriate and generally to do all things in their name in their capacities as officers and directors to enable the registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

Signature	Title

/s/ THOS. E. CAPPS Thos. E. Capps	Chairman of the Board

/s/ THOMAS N. CHEWNING Thomas N. Chewning	Director

/s/ THOMAS F. FARRELL, II Thomas F. Farrell, II	Director

/s/ PAUL D. KOONCE Paul D. Koonce	Chief Executive Officer—Energy

/s/ JAY L. JOHNSON Jay L. Johnson	President and Chief Executive Officer

/s/ MARK F. MCGETTRICK Mark F. McGettrick	President and Chief Executive Officer— Generation

/s/ G. SCOTT HETZER G. Scott Hetzer	Senior Vice President and Treasurer (Principal Financial Officer)

/s/ LEE D. KATZ Lee D. Katz	Controller

EXHIBIT INDEX

Exhibit Number	Description
4.1	Indenture of Mortgage of Virginia Electric and Power Company, dated November 1, 1935, as supplemented and modified by fifty-eight Supplemental Indentures (Exhibit 4(ii), Form 10-K for the fiscal year ended December 31, 1985, File No. 1-2255, incorporated by reference); Sixty-Seventh Supplemental Indenture (Exhibit 4(i), Form 8-K, dated April 2, 1991, File No. 1-2255, incorporated by reference); Seventieth Supplemental Indenture, (Exhibit 4(iii), Form 8-K, dated February 25, 1992, File No. 1-2255, incorporated by reference); Seventy-First Supplemental Indenture (Exhibit 4(i)) and Seventy-Second Supplemental Indenture, (Exhibit 4(ii), Form 8-K, dated July 7, 1992, File No. 1-2255, incorporated by reference); Seventy-Third Supplemental Indenture, (Exhibit 4(i), Form 8-K, dated August 6, 1992, File No. 1-2255, incorporated by reference); Seventy-Fourth Supplemental Indenture (Exhibit 4(i), Form 8-K, dated February 10, 1993, File No. 1-2255, incorporated by reference); Seventy-Fifth Supplemental Indenture, (Exhibit 4(i), Form 8-K, dated April 6, 1993, File No. 1-2255, incorporated by reference); Seventy-Sixth Supplemental Indenture, (Exhibit 4(i), Form 8-K, dated April 21, 1993, File No. 1-2255, incorporated by reference); Seventy-Seventh Supplemental Indenture, (Exhibit 4(i), Form 8-K, dated June 8, 1993, File No. 1-2255, incorporated by reference); Seventy-Eighth Supplemental Indenture, (Exhibit 4(i), Form 8-K, dated August 10, 1993, File No. 1-2255, incorporated by reference); Seventy-Ninth Supplemental Indenture, (Exhibit 4(i), Form 8-K, dated August 10, 1993, File No. 1-2255, incorporated by reference); Eightieth Supplemental Indenture, (Exhibit 4(i), Form 8-K, dated October 12, 1993, File No. 1-2255, incorporated by reference); Eighty-First Supplemental Indenture, (Exhibit 4(iii), Form 10-K for the fiscal year ended December 31, 1993, File No. 1-2255, incorporated by reference); Eighty-Second Supplemental Indenture, (Exhibit 4(i), Form 8-K, dated January 18, 1994, File No. 1-2255, incorporated by reference); Eighty-Third Supplemental Indenture (Exhibit 4(i), Form 8-K, dated October 19, 1994, File No. 1-2255, incorporated by reference); Eighty-Fourth Supplemental Indenture (Exhibit 4(i), Form 8-K, dated March 23, 1995, File No. 1-2255, incorporated by reference); and Eighty-Fifth Supplemental Indenture (Exhibit 4(i), Form 8-K, dated February 20, 1997, File No. 1-2255, incorporated by reference).

4.2	Form of Senior Indenture, dated as of June 1, 1998, between Virginia Electric and Power Company and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) as supplemented by the First Supplemental Indenture (Exhibit 4.2, Form 8-K, dated June 12, 1998, File No. 1-2255, incorporated by reference); Second Supplemental Indenture (Exhibit 4.2, Form 8-K, dated June 3, 1999, File No.1-2255, incorporated by reference); Third Supplemental Indenture (Exhibit 4.2, Form 8-K, dated October 27, 1999, File No. 1-2255, incorporated by reference); Form of Fourth Supplemental Indenture (Exhibit 4.2, Form 8-K, dated March 22, 2001, File No. 1-2255, incorporated by reference); Form of Fifth Supplemental Indenture (Exhibit 4.3, Form 8-K, dated March 22, 2001, File No. 1-2255, incorporated by reference); Form of Sixth Supplemental Indenture (Exhibit 4.2, Form 8-K, dated January 24, 2002, incorporated by reference); Seventh Supplemental Indenture dated September 1, 2002 (Exhibit 4.4, Form 8-K filed September 11, 2002, File No. 1-2255, incorporated by reference); Form of Ninth Supplemental Indenture (Exhibit 4.2, Form 8-K filed December 4, 2003, File No. 1-2255, incorporated by reference); Form of Eighth Supplemental Indenture (Exhibit 4.2, Form 8-K filed February 27, 2003, File No. 1-2255, incorporated by reference); Form of Tenth Supplemental Indenture (Exhibit 4.3, Form 8-K filed December 4, 2003, File No. 1-2255, incorporated by reference); and Form of Eleventh Supplemental Indenture (Exhibit 4.2, Form 8-K filed December 11, 2003, File No. 1-2255, incorporated by reference).

4.3	Form of Twelfth Supplemental Indenture to the Senior Indenture, dated as of June 1, 1998, between Virginia Electric and Power Company and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) (filed herewith).

Exhibit Number	Description
4.4	Virginia Electric and Power Company agrees to furnish to the Commission upon request any other instrument with respect to long-term debt as to which the total amount of securities authorized does not exceed 10% of its total consolidated assets.

5.1	Opinion of McGuireWoods LLP (filed herewith).

8.1	Opinion of McGuireWoods LLP (included in Exhibit 5.1).

12.1	Statement regarding computation of ratios (Exhibit 12.1, Form 10-Q filed August 8, 2004, File No. 1-2255, incorporated by reference).

23.1	Consent of Deloitte & Touche LLP (filed herewith).

23.2	Consent of McGuireWoods LLP (included in Exhibit 5.1).

25.1	Statement of Eligibility of JPMorgan Chase Bank, as Trustee for the Senior Notes (filed herewith).

99.1	Form of Letter of Transmittal (filed herewith).

99.2	Form of Notice of Guaranteed Delivery (filed herewith).

99.3	Form of Letter to Clients (filed herewith).

99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith).